Exhibit 99.1
                      [Graphic omitted][Videsh Sanchar Nigam Limited Letterhead] HQ/CS/CL.24B/9260
29 July 2002


Sir,

          Sub: Unaudited Financial Results (Provisional) for the First Quarter ended 30 June 2002.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Un-audited Financial Results (Provisional) for the first quarter ended 30 June 2002 which has been taken on record by the Board of Directors in their 128th Meeting held on 29 July 2002.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED

By: /s/ R.N. ADITYA
    -----------------------
    R.N. Aditya
    Asst. Company Secretary


To:

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. :
     497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8. M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114,
     FAX 837 5646

9. Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax : 267 3199

11.  Shri A. K. Gupta, DGM(FA), for SEC filing requirements, Fax 1195.

12.  Shri U.C. Burman, DGM(Internet), for hosting on website.

                                [Graphic omitted]


                                      VSNL
                          VIDESH SANCHAR NIGAM LIMITED
           REGD. OFFICE VIDESH SANCHAR BHAVAN M.G. ROAD, MUMBAI 400001
           -----------------------------------------------------------

                        UNAUDITED FINANCIAL RESULTS (PROVISIONAL)
                             FOR THE QUARTER ENDED 30 JUNE 2002
                         -----------------------------------------

                                                                         (Rs. in Million)
                Particulars                  For the Quarter ended      For the year ended

                                           30.06.2002       30.06.2001          31.03.2002
                                           (Unaudited)      (Unaudited)          (Audited)

1  Net Sales/Income from operations             13,731          15,283              65,081
2  Other Income                                    554           1,138               6,037
   Total Income                                 14,285          16,421              71,118
3  Total Expenditure                             9,952          11,099              48,832
   a.  Network Cost                              9,127          10,494              45,004
   b.  Operating Cost                              279             193               1,015
   c.  Staff Cost                                  340             312               1,523
   d.  Administrative expenses                     206             100               1,290
4  Interest                                         23               0                 227
5  Depreciation                                    349             307               1,304
6  Gross Profit (+)/Loss (-) after interest
   but before taxation (1+2) - (3+4+5)           3,961           5,015              20,755
7  Prior Year Adjustments                           37            (229)                 10
8  Provision for Taxation                        1,312           1,589               6,671
9  Net Profit (+)/Loss (-) [6-(7+8)]             2,612           3,655              14,074
10 Paid up Equity Share Capital                  2,850           2,850               2,850
11 Reserves excluding revaluation reserves          --              --                  --
   (as per balance sheet of previous
    accounting year)                                                                45,498
12 Earning per share (not annualised) (Rs.)       9.16           12.83               49.38
13 Aggregate of non-promoter shareholding:
   (a)  Number of Shares                    82,303,205     134,038,560         138,308,000
   (b)  Percentage of Shareholding               28.66           47.03               48.88

SEGMENTAL INFORMATION:
The company provides mainly international telephony service which accounts for nearly 84.79% of the operational revenues while the balance revenue is from the Value Added Services which comprises of internet, leased lines, frame relay etc. Business segments other than telephony segment do not meet the criteria specified in AS-17; 'Segmental Reporting', and do not qualify as reportable Segments and hence information about these segments has been aggregated and reporting in "Other Services" category.

Segmental Reporting                                              (Rs in million)
      Particulars                       For the Quarter ended      Year ended

                                       30-Jun-02       30-Jun-01      31-Mar-02
                                      (Unaudited)     (Unaudited)     (Audited)
 Segment Revenue
 Telephony Service                      11,876          13,466         57,342
 Other Services                          1,855           1,817          7,739
 Total                                  13,731          15,283         65,081
 Less:  Inter segment revenue
 Net sales/Income from operations       13,731          15,283         65,081
 Segment results Profit (+)/Loss (-)
 before tax and interest from each
 segment
 Telephony Service                       3,934           2,885         18,106
 Other Services                          1,528           1,402          6,007
 Total                                   5,462           5,287         24,113
 Less:
 Interest                                   23               0            227
 Other unallocable expenditure           2,032           1,411          9,168
 Unallocable Income                       (554)         (1,139)        (6,037)
 Other Unallocable expenditure net of    1,601             272          3,358
 unallocable income
 Total Profit Before Tax                 3,961           5,015         20,755


NOTES ON SEGMENTAL REPORTING:

(i) Income and direct expenses in relation to segments is categorised based on items that are individually identifiable to that segment, while the remaining costs are categorised in relation to the associated turnover of the segment. Certain expenses such as staff cost, depreciation and certain part of network cost are not specifically allocable to specific segments a the underlying services are used interchangeably. Accordingly, it is not practicable to provide segment disclosure relating to those costs and expenses, which are separately disclosed as "unallocated" and directly charged against the total income.

(ii) Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segment, as the fixed assets and services are used interchangeably between segments. Hence, it is currently not practicable to provide segment disclosures relating to total assets and liabilities since the meaningful segregation of the available data is onerous.

NOTES:
-----


          1. The above results were taken on record by the Board of Directors of the Company at its Meeting held on 29th July, 2002.

          2. The traffic volume during the quarter increased by approx. 24% over the corresponding period of the previous year.

          3. Income from operations as well as transmission cost included under "Network cost" for the quarter ended 30th June, 2002 are on the basis of revised Total Accounting Rates (TAR) which are approximately 30% lower than the TAR applicable for the corresponding period in the previous year. Further, pending final agreements with major domestic telecom operators for revenue sharing, same have been accounted for based on the same ratio of the revenue sharing as at the end of the financial year 2001-02. On conclusion of the negotiations, the figures would be adjusted accordingly and may have significant adverse impact on the results.

          4. Licence fee for ILD business is accounted for at 15% of Adjusted Gross Revenue in accordance with the ILD policy.

          5. MCI Worldcom and Teleglobe Canada have filed petitions for restructuring under Chapter 11 of the U.S. Bankruptcy Code. These carriers are continuing their operations and have been remitting monies and are continuing to settle the accounts.

          6. As per Accounting Standard 22 on "Accounting for Taxes on Income", adjustment has been made under provisions for taxation amounting to Rs. 20 millions towards deferred tax liability (net) for the quarter ended June 2002.

          7.   Figures of previous year have been regrouped wherever necessary.

                                                For Videsh Sanchar Nigam Limited


                                                By:  /s/ S.K. GUPTA
                                                     ---------------------
                                                     S.K. Gupta
                                                     Managing Director

Place:  Mumbai
Date:   29 July 2002